

Mail Stop 3561

November 9, 2016

Richard Xu
Chief Executive Officer
Stars Acquisition Corp.
1250 Broadway, 36th Floor
New York, NY 10001

> **Re:** **Stars Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2016**
> **File No. 333-214287**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, references to prior comments refer to our letter dated October 6, 2016.

Description of Securities, page 82

Rights, page 83

1. Please reconcile your disclosure in the second sentence that each private right will receive $0.20 per right upon consummation of an initial business combination with your disclosure throughout that private rights will not receive $0.20 per right.

2. We note your response to our prior comment 4. You do not presently contemplate requiring rights holders to affirmatively elect to receive shares of the surviving entity in the event that you are not the surviving entity in an initial business combination. This structure as proposed appears to require unit purchasers in this offering to make an investment decision whether to receive shares of the surviving entity without information

about the securities or the issuer and prior to the effectiveness of the subsequent registration statement. Please tell us how this structure as proposed is consistent with Section 5 in the absence of a requirement that rights holders affirmatively elect to receive shares of the surviving entity at the time of the initial business combination.

Financial Statements

Note 5 – Commitments, page F-12

Engagement of B. Riley & Co. LLC, page F-13

3. Please expand to disclose whether the transfer of 20,000 insider shares will be accounted for by you as an operating expense and a credit to additional paid-in capital in connection with certain advisory services to be provided by B. Riley & Co. LLC, a related party transaction. Please disclose whether you will assign the value of the services at the IPO Unit offering price of $10.00 per unit.

Note 6 – Stockholders' Equity, page F-13

4. We have reviewed your response to our prior comment 5; however, it appears the disclosure would be material to investors given the accounting impact resulting from the escrow share arrangement. In this regard, please confirm you would provide the disclosure related to your accounting as we previously requested.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Giovanni Caruso, Esq.
        Loeb & Loeb LLP